21001991

ON

Washington, D.C. 20549

SEC Mail Processing

MAR 02 2021

Washington, DC

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2023
Estimated average burden hours per response...	12.00

SEC FILE NUMBER
8-42121

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2020 (MM/DD/YY) AND ENDING 12/31/2020 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Cullen Investment Group, Ltd.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1404 South College Road
(No. and Street)

Lafayette	Louisiana	70503
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David C. Bordes — 337-237-8000
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Hartgraves Accounting & Consulting, LLC
(Name – If individual, state last, first, middle name)

325 N St Paul Street, Suite 3100	Dallas	TX	75201
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

State of Louisiana
Parish of Lafayette

OATH OR AFFIRMATION

I, David C. Bordes, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Cullen Investment Group, Ltd., as of December 31, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President
Title

Done and signed this 25th day of February, 2021.

Notary Public
Anne Gaiennie (Bar roll 01896)

This report** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition
- ☒ (e) Statement of Changes in Stockholders' Equity or partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

CULLEN INVESTMENT GROUP, LTD.

REPORT PURSUANT TO RULE 17a-5(d)

YEAR ENDED DECEMBER 31, 2020

CULLEN INVESTMENT GROUP, LTD.

CONTENTS

Hartgraves

Accounting & Consulting, LLC

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors
of Cullen Investment Group, Ltd.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Cullen Investment Group, Ltd. (the "Company") as of December 31, 2020, and the related statements of operations, changes in stockholders' equity and cash flows for the year then ended, and the related notes to the financial statements (collectively, the financial statements). In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2020, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplementary information contained in Schedule I, Computation of Net Capital Under Rule 15c3-1 under the Rules of the Securities and Exchange Commission have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The Supplemental Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including

its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplementary information contained in Schedule I, Computation of Net Capital Under Rule 15c3-1 under the Rules of the Securities and Exchange Commission are fairly stated, in all material respects, in relation to the financial statements as a whole.

Hartgraves Accounting & Consulting, LLC

This is our initial year as the auditor for the Company.

Dallas, Texas
February 25, 2021

CULLEN INVESTMENT GROUP, LTD.
Statement of Financial Condition
December 31, 2020

ASSETS

Cash	$ 300,242
Investment in securities, restricted	25,226
Investment in securities, unrestricted	216,375
Accounts receivable	4,685
Prepaid expenses	12,643
Property and equipment, net of accumulated depreciation of $24,794	26,980
Goodwill, net of accumulated amortization of $193,600	532,400
Total assets	$1,118,551

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities	
Due to broker	$ 14,385
Accounts payable	14,236
Accrued expenses	124,893
Total liabilities	153,514
Stockholders' equity	
Common stock, 200,000 shares authorized	
100,000 shares outstanding, no par value	10,000
Additional paid-in capital	745,774
Retained earnings	209,263
Total stockholders' equity	965,037
Total liabilities & stockholders' equity	$1,118,551

The accompanying notes are an integral part of these financial statements.

CULLEN INVESTMENT GROUP, LTD.
Statement of Operations
For the Year Ended December 31, 2020

Revenues	
Investment advisory fees	$ 2,485,963
Commissions	32,974
Distribution fees	41,246
Trading income (loss)	3,222
Dividend income	442
Interest income	110
Other income	364
Total Revenues	2,564,321
Expenses	
Employee compensation	806,686
General and administrative	320,652
Clearance costs	29,690
Occupancy	58,920
Total Expenses	1,215,948
Net Income	$ 1,348,373

The accompanying notes are an integral part of these financial statements.

CULLEN INVESTMENT GROUP, LTD.
Statement of Changes in Stockholders' Equity
For the Year Ended December 31, 2020

	Shares	Common Stock	Additional Paid in Capital	Retained Earnings	Total
Balances at December 31, 2019	100,000	$ 10,000	$ 745,774	$ 460,890	$ 1,216,664
Distributions	--	--	--	(1,600,000)	(1,600,000)
Net income	--	--	--	1,348,373	1,348,373
Balances at December 31, 2020	100,000	$ 10,000	$ 745,774	$ 209,263	$ 965,037

The accompanying notes are an integral part of these financial statements.

CULLEN INVESTMENT GROUP, LTD.
Statement of Cash Flows
For the Year Ended December 31, 2020

Cash flows from operating activities	
Net income	$1,348,373
Adjustments to reconcile net income to net cash provided (used) by operating activities:	
Depreciation and amortization	54,322
Trading (income) loss	(3,222)
Change in assets and liabilities:	
Increase in securities, restricted	(129)
Increase in securities, unrestricted	(448)
Increase in accounts receivable	(513)
Decrease in prepaid expenses	6,005
Increase in amounts due to broker	22,923
Increase in accounts payable	1,623
Increase in accrued expenses	1,541
Net cash provided by operating activities	1,430,475
Cash flows from investing activities	
Purchases of property and equipment	(6,282)
Net cash provided by investing activities	(6,282)
Cash flows from financing activities	
Distributions to stockholders	(1,600,000)
Net cash provided by financing activities	(1,600,000)
Net decrease in cash	(175,807)
Cash at beginning of year	476,049
Cash at end of year	$ 300,242

Supplemental Disclosure of Cash Flow Information

Cash paid (received) during the year for:	
Interest	$ (110)

The accompanying notes are an integral part of these financial statements.

Note 1 - Summary of Significant Accounting Policies

Cullen Investment Group, Ltd. (the Company) was incorporated under the provisions of the laws of the State of Louisiana on October 7, 1986. The Company is a broker/dealer registered with the Securities and Exchange Commission (SEC) pursuant to the Securities Exchange Act of 1934. The Company operates pursuant to the exemptive provisions of paragraph k(2)(ii) of the Securities and Exchange Commission Rule 15(c)3-3 and does not hold customer funds or securities. The Company is a member of the Financial Industry Regulatory Authority and is registered as a securities dealer with the State of Louisiana. The Company's customers are principally located in Lafayette, Louisiana and the surrounding area.

Cash and Cash Equivalents
For purposes of the statement of cash flows, the Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

Security transactions (and related commission revenue and expense) are recorded on a trade date basis.

Compensated absences have not been accrued because the amount cannot be reasonably estimated.

Commissions receivable and receivables from broker dealers are generally collected in full in the month following their accrual. As such, management has not recorded an allowance for doubtful accounts on these receivables. The Company advances funds to its registered representatives as determined necessary by management. The advances are generally recouped upon the following commission payment cycle. Management records an allowance for bad debts based on a collectability review of specific accounts. Any receivables deemed uncollectible are written off against the allowance.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Property and Equipment
Property and equipment are stated at cost, less accumulated depreciation computed on the straight-line method over the estimated useful lives of the assets, which range from 5 to 7 years. Depreciation charged to operations amounted to $5,922 for the year ended December 31, 2020. Major categories of property and equipment at December 31, 2020 are as follows:

Furniture & Fixtures	$ 7,035
Equipment	43,739
Leasehold Improvements	1,000
	51,774
Less: Accumulated Depreciation	(24,794)
	$ 26,980

Note 1 - Summary of Significant Accounting Policies

Intangible Asset
The Company amortizes its customer relationship intangible on the straight-line method over 15 years unless a shorter useful life is more appropriate. The intangible asset is reviewed annually for impairment or when events or circumstances indicate that its carrying amount may not be recoverable. No impairment was recorded in 2020.

Income Taxes
The Company has elected S corporation status effective October 1, 2004. Earnings and losses after that date are included in the personal income tax returns of the stockholders. Therefore, no provision or liability for federal income taxes has been included in the financial statements.

Note 2 - Fair Value Measurements

The Company uses various methods including market, income and cost approaches to determine fair value. Based on the approach, the Company often utilizes certain assumptions that market participants would use in pricing the asset or liability, including assumptions about risk and or the risks inherent in the inputs to the valuation technique. These inputs can be readily observable, market corroborated, or generally unobservable inputs. The Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs. Based on the observability of the inputs used in the valuation techniques the Company is required to provide the following information according to the fair value hierarchy. The fair value hierarchy ranks the quality and reliability of the information used to determine fair values. Financial assets and liabilities carried at fair value will be classified and disclosed in one of the following three categories:

Level 1 - Valuations for assets and liabilities traded in active exchange markets, such as the New York Stock Exchange. Level 1 also includes U.S. Treasury and federal agency securities and federal agency mortgage-backed securities, which are traded by dealers or brokers in active markets. Valuations are obtained from readily available pricing sources for market transactions involving identical assets or liabilities.

Level 2 - Valuations for assets and liabilities traded in less active dealer or broker markets. Valuations are obtained from third party pricing services for identical or similar assets or liabilities.

Level 3 - Valuations for assets and liabilities that are derived from other valuation methodologies, including option pricing models, discounted cash flow models and similar techniques, and not based on market exchange, dealer, or broker traded transactions. Level 3 valuations incorporate certain assumptions and projections in determining the fair value assigned to such assets or liabilities.

For the year ended December 31, 2020, the application of valuation techniques applied to similar assets and liabilities has been consistent.

Note 3 - Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2020, the Company had net capital of

Note 2 - Net Capital Requirements, continued

approximately $365,411 and net capital requirements of $100,000. The Company's ratio of aggregate indebtedness to net capital was 0.42 to 1. The Securities and Exchange Commission permits a ratio of no greater than 15 to 1.

Note 3 - Intangible Assets

In connection with a merger in 2017, the Company assigned $726,000 to intangible assets attributable to the customer database from SR Newco. Related amortization expense and accumulated amortization for the year ended December 31, 2020 was $48,400 and $193,600, respectively. The estimated future amortization expense for each of the next five years is $48,400. The Company has evaluated its intangible asset and no impairment was identified as of December 31, 2020.

Note 4 - Revenue Recognition

Revenues are recognized when control of the promised services is transferred to customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those services. Revenues are analyzed to determine whether the Company is the principal (i.e., reports revenues on a gross basis) or agent (i.e., reports revenues on a net basis) in the contract. Principal or agent designations depend primarily on the control an entity has over the product or service before control is transferred to a customer.

Advisory Fees

Investment advisory fees. The Company provides investment advisory services on a daily basis. The Company believes the performance obligation for providing advisory services is satisfied over time because the customer is receiving and consuming the benefits as they are provided by the Company. Fee arrangements are based on a percentage applied to the customer's assets under management. Fees are received quarterly and are recognized as revenue at that time as they relate specifically to the services provided in that period, which are distinct from the services provided in other periods.

Commission Revenue

Commission revenue is generally recognized at a point in time upon delivery of contracted services based on a predefined contractual amount on a trade date for a trade execution services based on providing market prices and internal and regulatory guidelines. Commission revenue consists of the sale of equity and fixed income securities and unit investment trusts.

Distribution Fees

Mutual Funds, Insurance and Annuity Products

The Company earns revenue for selling affiliated and unaffiliated mutual funds, fixed variable annuities and insurance products. The performance obligation is satisfied at the time of each individual sale. A portion of the revenue is based on a fixed rate applied, as a percentage, to amounts invested at the time of sale. The

Note 4 - Revenue Recognition, continued

remaining revenue is recognized over the time the client owns the investment or holds the contract and is generally earned based on a fixed rate applied, as a percentage, to the net asset value of the fund, or the value of the insurance policy or annuity contract. The ongoing revenue is not recognized at the time of sale because it is variably constrained due to factors outside the Company's control including market volatility and client behavior (such as how long clients hold their investment, insurance policy or annuity contract). The revenue will not be recognized until it is probable that a significant reversal will not occur.

Note 5 - Commitments and Contingencies

Included in the Company's clearing agreement with its clearing broker-dealer, is an indemnification clause. This clause relates to instances where the Company's customers fail to settle security transactions. In the event this occurs, the Company will indemnify the clearing broker-dealer to the extent of the net loss on the unsettled trade. At December 31, 2020, management of the Company had not been notified by the clearing broker-dealer, nor were they otherwise aware, of any potential losses relating to this indemnification.

Note 6 - Related Party Transactions

The Company leased office space from related parties for the period January 2020 to December 2020. Rent expense paid to Red Drum Investments and Cullen Properties totaled $12,720 and $46,200, respectively, for the year ended December 31, 2020. The Company did not have outstanding balances to the related parties as of December 31, 2020.

Note 7 - Retirement Plans

The Company maintains a defined contribution money purchase profit sharing plan, which covers all employees meeting certain age and length of service requirements. Contributions are determined annually by the Company. The Company may contribute up to 25% of eligible compensation, subject to statutory limitations. Employer contributions to the plan totaled $128,068 for the year ended December 31, 2020. The Company contributed at an average rate of 21% of total compensation for the year ended December 31, 2020.

Note 8 - Commitments and Contingencies

Included in the Company's clearing agreement with its clearing broker-dealer, is an indemnification clause. This clause relates to instances where the Company's customers fail to settle security transactions. In the event this occurs, the Company will indemnify the clearing broker-dealer to the extent of the net loss on the unsettled trade.

At December 31, 2020, management of the Company had not been notified by the clearing broker-dealer, nor were they otherwise aware, of any potential losses relating to this indemnification.

Supplemental Information

Pursuant to Rule 17a-5 of the

Securities Exchange Act of 1934

as of

December 31, 2020

Schedule I

CULLEN INVESTMENT GROUP, LTD.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of December 31, 2020

COMPUTATION OF NET CAPITAL

Total stockholders' equity qualified for net capital	$ 965,036
Add:	
Other deductions or allowable credits	--
Total capital and allowable subordinated liabilities	965,036
Deductions and/or charges	
Property and equipment	(26,980)
Accounts receivable	(4,685)
Prepaid expenses	(12,643)
Goodwill	(532,400)
Net capital before haircuts on securities positions	388,329
Haircuts on securities (computed, where applicable, pursuant to Rule 15c3-1(f))	(22,918)
Net capital	$ 365,411

AGGREGATE INDEBTEDNESS

Items included in statement of financial condition:

Due to broker	$ 14,385
Accounts payable	14,236
Accrued expenses	124,893
Total aggregate indebtedness	$ 153,514

Schedule I (continued)

CULLEN INVESTMENT GROUP, LTD.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of December 31, 2020

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6 2/3% of total aggregate indebtedness)	$ 10,234
Minimum dollar net capital requirement of reporting broker or dealer	$ 100,000
Net capital requirement (greater of above two minimum requirement amounts)	$ 100,000
Net capital in excess of required minimum	$ 265,411
Ratio: Aggregate indebtedness to net capital	0.42 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION

There were no differences in the computation of net capital under Rule 15c3-1 from the Company's computation.

Report of Independent Registered Public Accounting Firm

On Management's Exemption Report

Required By SEC Rule 17a-5

Year Ended December 31, 2020

Hartgraves
Accounting & Consulting, LLC

Report of Independent Registered Public Accounting Firm

To the Board of Directors and the Stockholders' of Cullen Investment Group, Ltd.

We have reviewed management's statements, included in the accompanying Exemption Report, in which Cullen Investment Group, Ltd. (the Company) stated that:

1. The Company identified the following provisions of 17 C.F.R. § 240.15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: Paragraph (k)(2)(ii) (the exemption provisions), and the Company stated that it met the identified exemption provisions throughout the most recent fiscal year without exception;
2. The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to: (1) investment advisory services; (2) acting as a mutual fund retailer on an application or fully-disclosed basis.
3. The Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of 17 C.F.R. § 240.15c2-4; (2) did not carry accounts of or for customers; and (3) did not carry proprietary accounts of broker-dealers (as defined in 17 C.F.R. § 240.15c3-3), throughout the most recent fiscal year without exception.

The Company's management is responsible for its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions and that the Company's other business activities were limited to: (1) investment advisory services; (2) acting as a mutual fund retailer on an application or fully-disclosed basis and (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of 17 C.F.R. § 240.15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription-way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry proprietary accounts of broker-dealers (as defined in 17 C.F.R. § 240.15c3-3) throughout the most recent fiscal year without exception. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in 17 C.F.R. § 240.15c3-3 and 17 C.F.R. § 240.17a-5.

Hartgraves Accounting & Consulting, LLC

Dallas, TX
February 25, 2021

325 N. St. Paul Street, Suite 3100
Dallas, TX 75201
www.hartgravesllc.com
(214) 738-1998
admin@hartgravesllc.com

Cullen Investment Group, Ltd. Exemption Report

Cullen Investment Group, Ltd. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3(k)(2)(ii).

(2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k) throughout the most recent fiscal year without exception.

(3) The Company is considered "Non-Covered Firm" exempt from 17 C.F.R. §240.15c3-3 and is filing an Exemption Report relying on footnote 74 to SEC Release 34-70073, and as discussed in Q&A 8 of the related FAQ issued by the SEC staff. The Company limits its business activities exclusively to: (1) investment advisory services (2) acting as a mutual fund retailer on an application or fully-disclosed basis.

(4) The Company (1) did not directly or indirectly receive, hold or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3), throughout the most recent fiscal year without exception.

I, David Bordes, swear (or affirm) that, to my best knowledge and belief, this exemption report is true and correct.

Regards,

David C. Bordes

President

Date of Report: February 3, 2021